Exhibit 99.1

Lifeway Foods® Announces Record Results for the Second Quarter Ended June 30, 2023

Net sales increase 17.1% year-over-year to $39.2 million; up 34.5% compared to 2021

Delivers 15th straight quarter of year-over-year net sales growth and 1,170 basis points of year-over-year gross profit margin improvement

Morton Grove, IL — August 14, 2023 — Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), a leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the second quarter ended June 30, 2023.

“I am thrilled to report yet another exceptional quarter in 2023, highlighted by our continued trend of strong year-over-year net sales growth as well as substantial gross margin improvements,” commented Julie Smolyansky, President and Chief Executive Officer of Lifeway Foods. “Our proactive operating discipline, along with easing inflationary pressures, have recently allowed us to further reap the benefits of our consistent topline expansion as our gross profit margin increased 1,170 basis points year-over-year and 710 basis points quarter-over-quarter. Alongside the improving profitability, our impressive net sales growth of 17.1%, Lifeway’s 15th consecutive quarter of year-over-year growth, reflects another meaningful increase in volumes and the wide customer acceptance of inflation-justified price increases. Our customers continue to demonstrate their loyalty to our premium, better-for-you offerings, and we continue to capitalize on incremental consumers seeking out high quality products at an exceptional value through our strategic investments in both retail and branding initiatives. As usual, we will pursue further measures to gain exposure to new customers through both marketing and distribution opportunities. We see potential growth avenues for our core kefir products, as well as Lifeway Farmer Cheese, a strong performing item that has the benefit of recent press attention related to popular social media recipes for blended cottage cheese. I’m proud of our execution so far this year and energized to build upon the momentum in the second half of 2023.”

Second Quarter 2023 Results

Net sales were $39.2 million for the second quarter ended June 30, 2023, an increase of $5.7 million or 17.1% from the same period of 2022. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir, and to a lesser extent the impact of price increases implemented during the fourth quarter of 2022.

Gross profit as a percentage of net sales was 28.7% for the second quarter ended June 30, 2023, compared to 17.0% in the same period of 2022. The 1,170 basis point increase versus the prior year was primarily due to the higher volumes of our branded products and the favorable impact of milk pricing, and to a lesser extent the price increases implemented during the fourth quarter of 2022 and decreased transportation costs.

Selling, general and administrative expenses as a percentage of net sales were 16.3% for the second quarter ended June 30, 2023, compared to 15.9% in the same period of 2022.

The Company reported net income of $3.2 million or $0.22 per basic and $0.21 per diluted common share for the second quarter ended June 30, 2023 compared to net income of $0.1 million or $0.01 per basic and diluted common share during the same period in 2022.

Conference Call and Webcast

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details is available through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/ and will also be available for replay.

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About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes' Best Small Companies, is America's leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cheese, probiotic oat milk, and a ProBugs line for kids. Lifeway's tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland and France. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as "continue," "build," "future," "increase," "drive," "believe," "look," "ahead," "confident," "deliver," "outlook," "expect," and "predict." Other examples of forward-looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway's expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and the Company's subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Media:
Derek Miller
Vice President of Communications, Lifeway Foods
Email: derekm@lifeway.net

General inquiries:
Lifeway Foods, Inc.
Phone: 847-967-1010
Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2023 and December 31, 2022

(In thousands)

	June 30, 2023	December 31,
	Unaudited	2022
Current assets
Cash and cash equivalents	$7,449	$4,444
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,390 and $1,820 at June 30, 2023 and December 31, 2022 respectively	11,320	11,414
Inventories, net	9,670	9,631
Prepaid expenses and other current assets	1,214	1,445
Refundable income taxes	4	44
Total current assets	29,657	26,978

Property, plant and equipment, net	21,699	20,905
Operating lease right-of-use asset	136	174
Goodwill	11,704	11,704
Intangible assets, net	7,168	7,438
Other assets	1,800	1,800
Total assets	$72,164	$68,999

Current liabilities
Current portion of note payable	$1,250	$1,250
Accounts payable	5,565	7,979
Accrued expenses	4,294	3,813
Accrued income taxes	1,024	–
Total current liabilities	12,133	13,042
Line of credit	2,777	2,777
Note payable	1,980	2,477
Operating lease liabilities	73	104
Deferred income taxes, net	3,029	3,029
Total liabilities	19,992	21,429

Commitments and contingencies (Note 9)

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at June 30, 2023 and December 31, 2022	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 14,656 and 14,645 outstanding at June 30, 2023 and December 31, 2022, respectively	6,509	6,509
Paid-in capital	4,167	3,624
Treasury stock, at cost	(16,920)	(16,993)
Retained earnings	58,416	54,430
Total stockholders' equity	52,172	47,570

Total liabilities and stockholders' equity	$72,164	$68,999

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three and six months ended June 30, 2023 and 2022

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

Net sales	$39,230	$33,491	$77,134	$67,590

Cost of goods sold	27,299	27,207	56,329	55,070
Depreciation expense	651	587	1,299	1,243
Total cost of goods sold	27,950	27,794	57,628	56,313

Gross profit	11,280	5,697	19,506	11,277

Selling expenses	2,571	2,482	6,090	5,684
General and administrative	3,808	2,839	6,943	6,131
Amortization expense	135	135	270	270
Total operating expenses	6,514	5,456	13,303	12,085

Income (loss) from operations	4,766	241	6,203	(808)

Other income (expense):
Interest expense	(109)	(52)	(213)	(94)
Gain on sale of property and equipment	33	–	33	–
Other (expense) income, net	(5)	(4)	–	(5)
Total other income (expense)	(81)	(56)	(180)	(99)

Income (loss) before provision for income taxes	4,685	185	6,023	(907)

Provision (benefit) for income taxes	1,529	65	2,037	(132)

Net income (loss)	$3,156	$120	$3,986	$(775)

Earnings (loss) per common share:
Basic	$0.22	$0.01	$0.27	$(0.05)
Diluted	$0.21	$0.01	$0.26	$(0.05)

Weighted average common shares:
Basic	14,654	15,466	14,649	15,450
Diluted	15,084	15,875	15,058	15,772

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six months ended June 30, 2023 and 2022

(In thousands)

	Six months ended June 30,
	2023	2022
Cash flows from operating activities:
Net income (loss)	$3,986	$(775)
Adjustments to reconcile net income (loss) to operating cash flow:
Depreciation and amortization	1,569	1,513
Stock-based compensation	655	547
Non-cash interest expense	3	3
Bad debt expense	2	–
Deferred revenue	–	(15)
Gain on sale of equipment	(33)	–
(Increase) decrease in operating assets:
Accounts receivable	91	(424)
Inventories	(39)	(151)
Refundable income taxes	40	(440)
Prepaid expenses and other current assets	232	154
Increase (decrease) in operating liabilities:
Accounts payable	(2,526)	246
Accrued expenses	451	(462)
Accrued income taxes	1,024	(725)
Net cash provided by (used in) operating activities	5,455	(529)

Cash flows from investing activities:
Purchases of property and equipment	(1,990)	(1,710)
Proceeds from sales of equipment	40	–
Net cash used in investing activities	(1,950)	(1,710)

Cash flows from financing activities:
Repayment of note payable	(500)	(500)
Net cash used in financing activities	(500)	(500)

Net increase (decrease) in cash and cash equivalents	3,005	(2,739)

Cash and cash equivalents at the beginning of the period	4,444	9,233

Cash and cash equivalents at the end of the period	$7,449	$6,494

Supplemental cash flow information:
Cash paid for income taxes, net	$973	$640
Cash paid for interest	$238	$88

Non-cash investing activities
Accrued purchase of property and equipment	$110	$398
Increase in right-of-use assets and operating lease obligations	$–	$36

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